COMMTOUCH SOFTWARE LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 31, 2008

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Commtouch Software Ltd. (the “Company”), a company formed under the laws of the State of Israel, will be held on Monday, March 31, 2008 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089, for the purpose of electing two new Outside Directors to the Board of Directors of Commtouch Software Ltd.

The foregoing item of business is more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who hold Ordinary Shares of the Company at the close of business on February 27, 2008 are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolution to be presented is set forth on page 2 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

GIDEON MANTEL
CEO and Chairman of the Board
Netanya, Israel
February 29, 2008

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 31, 2008

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, March 31, 2008 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices in Israel are located at 4A Hazoran Street, Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about February 29, 2008 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on February 27, 2008 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 25,402,893 Shares were issued, outstanding and entitled to vote at the Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

 Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Meeting, any two shareholders who attend the adjourned Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Meeting in person or by proxy and voting thereon is necessary to approve the proposal set forth in this Proxy Statement. In addition, it is required that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company’s controlling shareholders) must not represent more than one percent of the voting rights in the Company.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If an independent contractor is retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

PROPOSAL
ELECTION OF OUTSIDE DIRECTORS

Background

Israel’s Companies Law requires that the Company have at least two Outside Directors. The Outside Directors must meet certain statutory requirements of independence. All Outside Directors must serve on the Company’s Audit Committee, and at least one Outside Director must serve on each committee of the Board. The term of office of an Outside Director is three years, and may be extended for one additional term of three years.

Ofer Segev was appointed to his initial term as an Outside Director in 2002, and was reelected to an additional term of three years in March 2005. Therefore, he is completing his two terms of office as an Outside Director. Orna Berry was appointed to her initial term in March 2005, such that her three year term is ending shortly.

Shareholders are being asked to elect Mr. Yair Bar-Touv, age 47 and Mr. Yair Shamir, age 63 as Outside Directors under Israel’s Companies Law for a term of three years following the Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above. In the event that any nominee is unable or declines to serve as an Outside Director, at the time of the Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as an Outside Director.

Our Audit Committee and Board of Directors recommend that Mr. Bar-Touv and Mr. Shamir be elected as Outside Directors for a three year term.  Our Audit Committee and Board have found that Mr. Bar-Touv and Mr. Shamir have all necessary qualifications required under Israel's Companies Law and the requirements of NASDAQ, and determined that, in light of their expertise and experience, their appointment as Outside Directors would be for the benefit of the Company and shareholders. Furthermore, each of them has certified to the Company that he meets all other requirements in connection with the election of an Outside Director under Israel's Companies Law. If elected, Mr. Bar-Touv and Mr. Shamir will join our Audit Committee.

Yair Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes. Mr. Bar-Touv is also the former CEO of Elron Telesoft and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics. Mr. Bar-Touv holds an M.Sc in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc in Electronic Engineering from Ben-Gurion University (1981).

Yair Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries. From 2004-2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm. From 1997-2005 Served as Chairman and CEO of VCON Telecommunications Ltd. From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P. From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd. From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force. He currently serves as a director of DSP Group Corporation and also serves as director of other private hi-tech companies. Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Proposal

The shareholders are being asked to elect the Outside Director nominees listed above for a term of three years following the Meeting.

It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that the election of Mr. Yair Bar-Touv and Mr. Yair Shamir as Outside Directors of the Company for a term of three years be, and it hereby is, approved.”

Vote Required

The election of Outside Directors requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on their election. In addition, the shareholder approval must include at least one-third of the shareholders (other than the Company’s controlling shareholders, if any) who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders (other than the Company’s controlling shareholders, if any) who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

* * * * *

Other Matters

The Company knows of no other matters to be submitted at the Meeting.

Dated: February 29, 2008